Exhibit 99
NEWS	                                           	----------
______________________________________________________________________________

                                              For further information contact:
(Fort Howard logo here)                       Media:
                                              Cliff Bowers, Ext. 4087

       P. O. Box 19130                        Financial:
       Green Bay, WI 54307-9130               Mike Lempke, Ext. 2492
       414/435-8821

       FOR RELEASE:  IMMEDIATELY






                         FORT HOWARD OPERATING INCOME
                        INCREASES 61% FOR FIRST QUARTER

     GREEN BAY, WI - April 23, 1996 - Fort Howard Corporation today reported increased sales, operating income and margin for the first quarter of 1996.

     "Our strategies to extend Fort Howard's market penetration and profitability are paying off," said Fort Howard Chairman and CEO, Donald H. DeMeuse. "Proof of that is our 61.4% increase in operating income compared to the first three months of last year."

     Fort Howard's operating income margin for the quarter was 29.6% compared to 19.3% for the first quarter of 1995 and 25.5% in the fourth quarter of 1995.

     "Improved pricing in both the consumer and commercial markets, lower wastepaper costs, and the continuing growth of our branded and private label consumer products all contributed to our strong start for the year compared to the first quarter of '95," DeMeuse said.















                                  -- More --


                                 -- Ad One --

     For the first quarter of 1996, net income was $26,940,000 compared to a net loss for the first quarter of 1995 of $28,266,000. The net income was $0.43 per share in the first quarter of 1996 compared to a net loss before extraordinary items of $(0.22) per share in the first quarter of 1995.

     The company completed a recapitalization, including an IPO of 25 million shares of common stock, in April 1995. Had the recapitalization been completed on January 1, 1995, net loss per share before extraordinary items for the first quarter of 1995 would have been $(0.02) on a pro forma basis.

    "We're focused on continuing this momentum," DeMeuse said. "Our first-quarter entry into the premium segment of the commercial market with our Preference Ultra product line is part of our core strategy for building shareholder value. The early reaction of the marketplace to these products has been very positive."

     In addition, the company's joint venture project in Shanghai, China, began shipping tissue products during the first quarter, DeMeuse said.

     For the first quarter, Fort Howard's net sales increased 5.0% to $385,747,000 compared to first quarter 1995 net sales of $367,376,000. Domestic tissue sales increased 10.5% for the first quarter of 1996 compared to first quarter 1995. Also, net sales of the company's international operations increased 21.1% for the first quarter of 1996 compared to first quarter 1995. Offsetting sales increases at domestic and international tissue operations were lower sales from the company's wastepaper brokerage operations resulting from lower wastepaper prices.

     Operating income increased to $114,203,000 for the first quarter compared to $70,775,000 for the first quarter of 1995. The increase was due to higher net selling prices and lower wastepaper costs in both the company's domestic and international operations.















                                  -- More --


                                 -- Ad Two --

     Extraordinary losses related to debt repurchases in 1995 (see Note to Financial Information) impacted the company's financial performance in the first quarter of 1995.

     On March 14, 1996, the company announced that, subject to market conditions, it intends to sell approximately 10 million primary shares of common stock in a registered public offering. The net proceeds of the offering, which is expected to take place in the second quarter and will be made only by means of a prospectus, will be used to reduce outstanding bank debt. It is also anticipated that the offering will include up to approximately 6 million additional secondary shares of common stock which may be sold by certain shareholders of Fort Howard. The company will not receive any proceeds from the sale of shares by the selling shareholders.

     Fort Howard is a leading manufacturer and marketer of consumer tissue products for both the away-from-home and at-home markets in the United States and United Kingdom. In the domestic at-home market, its principal brands include Mardi Gras printed napkins (which hold the leading domestic market position) and paper towels, Soft 'n Gentle bath and facial tissue, So-Dri paper towels, and Green Forest, the leading domestic line of environmentally positioned recycled tissue paper products.


























                                  -- More --


                                -- Ad Three --

(Financial information and note follow on separate pages. The note is an integral part of these statements.)

     A registration statement relating to the company's common stock has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor any offers to buy be accepted prior to the time of the registration statement becoming effective. This financial release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of such State.




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
                          FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF INCOME
                                 (Unaudited)


                                              Three Months Ended
                                                  March 31,
                                            ----------------------
                                            1996              1995
                                            ----              ----
                                     In thousands, except per share amounts)
Net sales                                 $385,747          $367,376
Cost of sales                              238,369           267,856
                                          --------          --------
Gross income                               147,378            99,520
Selling, general and administrative         33,175            28,745
                                          --------          --------
Operating income                           114,203            70,775
Interest expense                            70,773            86,770
Other (income) expense, net                    563              (224)
                                          --------          --------
Income (loss) before taxes                  42,867           (15,771)
Income taxes (credit)                       15,927            (6,253)
                                          --------          --------
Income (loss) before extraordinary item     26,940            (9,518)
Extraordinary item - loss on debt
  repurchases, net                              --           (18,748)
                                          --------          --------
Net income (loss)                         $ 26,940          $(28,266)
                                          ========          ========

Net income (loss) per share:
  Before extraordinary item               $   0.43          $  (0.22)
  Extraordinary item                            --             (0.44)
                                          --------          --------
  Net income (loss)                       $   0.43          $  (0.66)
                                          ========          ========



                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                      March 31,   December 31,
                                                        1996         1995
                                                    ------------  ------------
                                                          (In thousands)
Assets
  Current assets:
    Cash and cash equivalents                        $      594    $      946
    Receivables, less allowances of $2,994 in 1996
      and $2,883 in 1995                                 83,488        97,707
    Inventories                                         158,347       163,076
    Deferred income taxes                                38,000        29,000
    Income taxes receivable                                 700           700
                                                     ----------    ----------
      Total current assets                              281,129       291,429

  Property, plant and equipment                       1,976,841     1,971,641
    Less:  Accumulated depreciation                     729,804       706,394
                                                     ----------    ----------
      Net property, plant and equipment               1,247,037     1,265,247

  Other assets                                           93,608        95,761
                                                     ----------    ----------
      Total assets                                   $1,621,774    $1,652,437
                                                     ==========    ==========

Liabilities and Shareholders' Deficit
  Current liabilities:
    Accounts payable                                 $  103,685    $  112,384
    Interest payable                                     23,731        64,375
    Income taxes payable                                  9,470         1,339
    Other current liabilities                            59,099        85,351
    Current portion of long-term debt                    84,109        62,720
                                                     ----------    ----------
      Total current liabilities                         280,094       326,169
  Long-term debt                                      2,877,638     2,903,299
  Deferred and other long-term income taxes             240,322       225,043
  Other liabilities                                      35,976        36,355

  Shareholders' deficit:
    Common Stock                                            634           634
    Additional paid-in capital                          895,860       895,652
    Cumulative translation adjustment                    (3,819)       (2,844)
    Retained deficit                                 (2,704,931)   (2,731,871)
                                                     ----------    ----------
      Total shareholders' deficit                    (1,812,256)   (1,838,429)
                                                     ----------    ----------
      Total liabilities and shareholders' deficit    $1,621,774    $1,652,437
                                                     ==========    ==========


                            FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                                         Three Months Ended
                                                              March 31,
                                                        --------------------
                                                        1996            1995
                                                        ----            ----
                                                           (In thousands)
Cash provided from (used for) operations:
  Net income (loss)                                   $  26,940     $ (28,266)
  Depreciation                                           25,112        24,331
  Non-cash interest expense                               3,294         3,223
  Deferred income tax credit                              6,295       (16,191)
  Pre-tax loss on debt repurchases                           --        30,734
  (Increase) decrease in receivables                     14,219       (16,134)
  (Increase) decrease in inventories                      4,729       (14,468)
  Increase in income taxes receivable                        --        (3,000)
  Increase (decrease) in accounts payable                (8,699)       25,828
  Decrease in interest payable                          (40,644)      (21,081)
  Increase (decrease) in income taxes payable             8,131          (112)
  All other, net                                        (27,277)      (30,281)
                                                      ---------     ---------
    Net cash provided from (used for) operations         12,100       (45,417)

Cash used for investment activity:
  Additions to property, plant and equipment             (8,873)      (10,845)

Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings                     22,324       655,800
  Repayment of long-term borrowings                     (26,111)     (832,596)
  Debt issuance costs                                        --       (48,201)
  Issuance of Common Stock, net of offering costs           208       281,047
                                                      ---------     ---------
    Net cash provided from (used for)
      financing activities                               (3,579)       56,050
                                                      ---------     ---------
Decrease in cash                                           (352)         (212)

Cash at beginning of period                                 946           422
                                                      ---------     ---------

  Cash at end of period                               $     594     $     210
                                                      =========     =========








                                     *****



                           FORT HOWARD CORPORATION
                        NOTE TO FINANCIAL INFORMATION
                                  (Unaudited)

1. The company completed a recapitalization, including an IPO of 25 million shares of common stock, in April 1995.

      A. In connection with the recapitalization in the first quarter of 1995, the company reported an extraordinary loss of $19 million (net of income taxes of $12 million) representing the redemption premiums on the repurchases of all of the company's outstanding 12 5/8% Subordinated Debentures at a redemption price of 102.5% of the principal amount thereof and write-offs of deferred loan costs associated with the prepayment or repurchases of all indebtedness outstanding under the company's 1988 Bank Credit Agreement, the 1993 Term Loan and the Senior Secured Floating Rate Notes on
           March 16, 1995, and the repurchase of all outstanding 12 5/8% Subordinated Debentures and 14 1/8% Junior Subordinated Discount Debentures on April 15, 1995.

      B. Assuming that all components of the recapitalization had been consummated as of January 1, 1995, for the first quarter of 1995, pro forma interest expense would have decreased $14 million from amounts reported to $73 million. After adjusting income taxes (credit) for the decrease in interest expense at an effective rate of 39%, the pro forma net loss before extraordinary item and pro forma net loss per share before extraordinary item (assuming that 63,101,239 weighted average shares were outstanding for the quarter) would have been $1 million and $0.02 per share for the first quarter of 1995, respectively.






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